SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Instil Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.000001

(Title of Class of Securities)

4578C101

(CUSIP NUMBER)

Curative Ventures V LLC

3963 Maple Avenue Suite 390

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS Curative Ventures V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,980,073
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,980,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,980,073
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS CV-Immetacyte Manager LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,980,073
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,980,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,980,073
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS CV-Immetacyte Ultimate Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,980,073
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,980,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,980,073
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.6%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS SB2A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 40,380,072
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 40,380,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,380,072
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS SB2A Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 40,380,072
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 40,380,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,380,072
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 45783C101	13D

1	NAMES OF REPORTING PERSONS Bronson Crouch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,663,498
	8	SHARED VOTING POWER 40,380,072
	9	SOLE DISPOSITIVE POWER 2,663,498
	10	SHARED DISPOSITIVE POWER 40,380,072

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,043,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D is being filed on behalf the undersigned with respect to the Common Stock, $0.000001 par value per share (the “Shares”), of Instil Bio, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 3963 Maple Avenue, Suite 350, Dallas, Texas.

Item 2.

Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Curative Ventures V LLC, a Delaware limited liability company (“CVV”);

2.	CV-Immetacyte Manager LP, a Delaware limited partnership (“CV-Immetacyte Manager”);

3.	CV-Immetacyte Ultimate Manager LLC, a Delaware limited liability company (“Ultimate Manager”);

4.	SB2A LP, a Delaware limited partnership (“SB2A”);

5.	SB2A Management LLC, a Delaware limited liability company (“SB2A Manager”); and

6.	Bronson Crouch, a United States citizen.

The principal business address of each of the Reporting Persons is 3963 Maple Avenue Suite 390, Dallas, Texas 75219.

The principal business of CVV is serving as an investment fund. The principal business of CV-Immetacyte Manager is acting the manager of CVV. The principal business of Ultimate Manager is serving as the general partner of CV-Immetacyte Manager. The principal business of SB2A is as an investment partnership and in connection therewith is a limited partner of CV-Immetacyte Manager. The principal business of SB2A Manager is as the general partner of SB2A. The principal business of Mr. Crouch is serving as the Chief Executive Officer of the Issuer and managing the Reporting Persons. Mr. Crouch may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of CVV.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

All shares of Common Stock reported herein were purchased by the Reporting Persons between September 1, 2018 and March 19, 2021, which is the date of the Issuer’s initial public offering (“IPO”). The total purchase of the shares reported herein was $75,140,441.

On March 12, 2021, in connection with the Issuer’s IPO, the Issuer filed an amendment to its Certificate of Incorporation to effect a 1.2-for-1 forward split of its common stock, with appropriate adjustments made to the conversion prices of each series of the Issuer’s preferred stock. Upon the closing of the IPO on March 23, 2021, each share of preferred stock held by the automatically converted in shares of Common Stock for no additional consideration, on a 1.2-for-1 basis.

In addition, CVV purchased additional 450,000 shares of Common Stock in the IPO, at a purchase price of $20 per share of Common Stock, for an aggregate purchase price of $9,000,000.

Item 4. Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein. The Reporting Persons acquired beneficial ownership of the Common Stock reported herein for investments purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business. Mr. Crouch also serves as the Chairman of Issuer’s board of directors as well as the Chief Executive Officer of the Issuer.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, (i) CVV may be deemed to beneficially own 37,980,073 shares of Common Stock, which represents approximately 29.6% of the outstanding Common Stock; (ii) CV-Immetacyte Manager may be deemed to beneficially own 37,980,073 shares of Common Stock, which represents approximately 29.6% of the outstanding Common Stock; (iii) Ultimate Manager may be deemed to beneficially own 37,980,073 shares of Common Stock, which represents approximately 29.6% of the outstanding Common Stock; (iv) SB2A may be deemed to beneficially own 40,380,072 shares of Common Stock, which represents approximately 31.5% of the Outstanding Common Stock; (v) SB2A Manager may be deemed to beneficially own 40,380,072 shares of Common Stock, which represents approximately 31.5% of the Outstanding Common Stock; and (vi) Mr. Crouch may be deemed to beneficially own 43,043,570 shares of Common Stock (this amount includes 125,625 shares of Common Stock that are obtainable upon exercise of options within the next 60 days), which represents approximately 33.6% of the outstanding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
CVV	0	37,980,073	0	37,980,073
CV-Immetacyte Manager	0	37,980,073	0	37,980,073
Ultimate Manager	0	37,980,073	0	37,980,073
SB2A	0	40,380,072	0	40,380,072
SB2A Manager	0	40,380,072	0	40,380,072
Bronson Crouch	2,663,498	43,043,570	2,663,498	43,043,570

(c)	Not applicable.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investors’ Rights Agreement

CVV and certain other Issuer shareholders (the “Parties”) are party to a Second Amended and Restated Investors’ Rights Agreement dated December 30, 2020 (the “Investors’ Rights Agreement”) with the Issuer. Pursuant to the Investors’ Rights Agreement, the Parties have been given certain registration rights, including demand, piggyback and Form S-3 registration rights (subject to certain limitations and the expiration, waiver or termination of the lock-up agreements, described below) with respect to the Common Stock then held by them and the Common Stock issued to them upon conversion of the Issuer’s convertible preferred stock in connection with the IPO (collectively, the “Registrable Securities”). Subject to certain limitations, the Issuer is required to pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, stock transfer taxes and any additional fees of counsel for the selling stockholders, subject to specified conditions and limitations. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the applicable registration statement attributable to us, and the selling stockholders are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them, subject to certain limitations. The registration rights granted under the Investors’ Rights Agreement will terminate with respect to any particular stockholder upon the earlier of (a) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation, (b) with respect to each stockholder, at such time such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during a three-month period without registration and (c) the fifth anniversary of the closing of the IPO.

In connection with the IPO, certain parties, including CVV, agreed to waive their registration rights and notice rights under the Investors’ Rights Agreement (the “Waiver Agreement”) solely with respect to the sale of Shares in the IPO pursuant to the registration statement on Form S-1 filed by the Issuer as File Number 333-253620.

Lock-Up Agreements

The Issuer, its executive officers and directors (including Mr. Crouch) and substantially all of the holders of shares of Common Stock of the Issuer outstanding on the date of the IPO prospectus (including CVV) entered into lock-up agreements with the underwriters (“Lock-Up Agreements”) or otherwise agreed, subject to certain exceptions, that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any shares of Common Stock, any options or warrants to purchase shares of Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of Common Stock, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Cowen and Company, LLC for a period of 180 days from the date of the IPO prospectus.

In addition to the restrictions contained in the Lock-Up Agreements described above, pursuant to the Investors’ Rights Agreement (described above), the Issuer entered into an agreement with the holders of the Issuer’s convertible preferred stock (including CVV) that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any Registrable Securities for a period of 180 days following the date of the IPO prospectus.

The summaries contained herein of the Investors’ Rights Agreement and Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits B and C, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

Exhibit B:	Second Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

Exhibit C:	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement on Form S-1 filed by the Company as File Number 333-253620)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021

CURATIVE VENTURES V LLC

By: By:	CV-Immetacyte Manager LP, its manager CV-Immetacyte Ultimate Manager LLC, its general partner

By:	/s/ Bronson Crouch
	Name:	Bronson Crouch
	Title:	Manager

CV-IMMETACYTE MANAGER LP

By:	CV-Immetacyte Ultimate Manager LLC, its general partner

By:	/s/ Bronson Crouch
	Name:	Bronson Crouch
	Title:	Manager

CV-IMMETACYTE ULTIMATE MANAGER LLC

By:	/s/ Bronson Crouch
Name:	Bronson Crouch
Title:	Manager

SB2A LP

By:	SB2A Management LLC, its general partner

By:	/s/ Bronson Crouch
Name: Bronson Crouch
Title: Managing Member

SB2A MANAGEMENT LLC

By:	/s/ Bronson Crouch

By:	/s/ Bronson Crouch
Name:	Bronson Crouch
Title:	Managing Member

BRONSON CROUCH

/s/ Bronson Crouch